CINCINNATI FINANCIAL CORPORATION SECURITIES TRADING POLICY
(APPLIES TO DIRECTORS, OFFICERS AND ASSOCIATES)

Effective January 28, 2011
Amended May 6, 2023
Purpose
The purpose of the Cincinnati Financial Corporation (Company) Securities Trading Policy (Policy) is to establish guidance and procedures to help protect you from engaging in insider trading or allegations of insider trading, and to protect the Company’s reputation for integrity and ethical conduct. It is your obligation to understand and comply with this policy. If you have any questions about this policy, please contact the Company’s Chief Legal Officer or its designee (Office of the Chief Legal Officer).
Background
The Company’s board of directors has adopted this Policy for our directors, officers, and associates. This Policy applies to trading of securities issued by the Company, as well as the securities of publicly traded companies with whom we have a business relationship.
Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by its personnel.
You are responsible for understanding the breadth of activities that constitute illegal insider trading and the consequences, which can be severe. Both the U.S. Securities and Exchange Commission and NASDAQ investigate and are very effective at detecting insider trading. The SEC, together with the U.S. Attorneys, pursues insider trading violations vigorously. Cases have been successfully prosecuted against trading by employees through foreign accounts, trading by family members and friends, and trading involving only a small number of shares.
What are the consequences of insider trading?
Civil and Criminal Penalties. Potential penalties for insider trading violations include (1) imprisonment for up to 20 years, (2) criminal fines of up to $5 million, and (3) civil fines of up to three times the profit gained or loss avoided.
Controlling Person Liability. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, with civil penalties of up to the greater of
$1 million and three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million. The civil penalties can extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.
Company Sanctions. Failure to comply with this Policy may also subject you to Company-imposed sanctions, up to and including termination of employment, whether or not your failure to comply with this Policy results in a violation of law.
What persons and transactions are covered by this policy?
Persons Covered. As a director, officer or associate of the Company or its subsidiaries, this Policy applies to you. The same restrictions that apply to you also apply to your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities). You are responsible for making sure the purchase or sale of any security covered by this policy by any such person complies with this Policy.
Companies Covered. The prohibition on insider trading in this Policy is not limited to trading in the Company’s securities. It also includes trading in the securities of other firms, such as customers or suppliers of the Company and those with which the Company may be negotiating major transactions, such as an acquisition, investment or sale.
Information that is not material to the Company may nevertheless be material to one of those other firms.
Transactions Covered. Securities trading covered by this Policy includes purchases, sales and gifts of stock, derivative securities such as put and call options, pre-paid forward sales contracts and collars, as well as convertible debentures or preferred stock, and debt securities (debentures, bonds and notes). Trading also includes certain transactions under Company plans, as follows:
•Stock Options and Restricted Stock Units. This Policy’s trading restrictions generally do not apply to the exercise of a stock option or receipt of shares from restricted stock units. The trading restrictions do
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apply, however, to any sale of the underlying stock obtained from these awards, the use of option shares to satisfy tax withholding obligations or to a cashless exercise of an option,.
•401(k) and Top Hat Savings Plans. This Policy’s trading restrictions do not apply to purchases of Company stock in the 401(k) or Top Hat Savings plans resulting from your periodic contribution of money to the plan through your payroll deduction election. The trading restrictions do apply, however, to elections you may make in these plans to (a) increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund, (b) make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, and (d) pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.
•Dividend Reinvestment Plan. This Policy’s trading restrictions do not apply to purchases of Company stock under the Company’s dividend reinvestment plan resulting from your automatic reinvestment of dividends paid on Company securities. The trading restrictions do apply, however, to voluntary purchases of Company stock resulting from additional contributions you choose to make to the plan and to your election to participate in the plan or to increase or decrease your level of participation in the plan. This Policy also applies to your sale of any Company stock purchased pursuant to the Plan.
What am I required to do to avoid insider trading and comply with this policy?
No Trading on Inside Information. You may not trade in the securities of the Company, directly or through family members, if you are aware of material nonpublic information about the Company. Such information is sometimes referred to as “inside information.” Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about that company that you obtained in the course of your employment with the Company.
No Tipping. You may not share material nonpublic information with others or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading.
No Exception for Hardship. The existence of a personal financial emergency does not excuse you from compliance with this Policy.
Blackout and Pre-Clearance Procedures. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of inside information, the Company’s board of directors has adopted an Addendum to Securities Trading Policy that applies to directors, officers and certain designated associates of the Company and its subsidiaries who have access to material nonpublic information about the Company.

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The Addendum generally prohibits persons covered by it from trading in the Company’s securities during quarterly blackout periods (beginning the 15th day of the last month of the quarter and ending at the close of business of the day on which the Company conducts its earnings conference call for that quarter) and during certain event- specific blackouts. Directors, officers and designated individuals must also pre-clear all transactions in the Company’s securities, regardless of whether the transactions occur within our outside of any trading blackout periods.
What is “inside information?”
Inside information has two important elements—materiality and public availability.
Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the market price of the security is material. Common examples of material information are:
•Projections of future earnings or losses or other earnings guidance.
•Earnings that are inconsistent with the consensus expectations of the investment community.
•A pending or proposed merger, acquisition or tender offer or an acquisition or disposition of significant assets.
•A change in management.
•Major events regarding the Company’s securities, including the declaration of a stock split or the offering of additional securities.
•Severe financial liquidity problems.
•A significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, including its facilities and information technology infrastructure.
•Actual or threatened major litigation or the resolution of such litigation.
•New major contracts, orders, suppliers, customers, or finance sources, or the loss thereof.
Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.
Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status as soon as a news release is issued disclosing the information. In fact, information is considered to be available to the public only when it has both been released broadly to the marketplace (such as by a news release or an SEC filing) and the investing public has had time to absorb the information fully. Blackout periods associated with release of the Company’s earnings automatically end at the close of business on the day that the Company conducts its earnings conference call, giving the investing public an entire business day after initially disclosing its earnings to absorb the information. In situations where there is no blackout period declared, waiting until the next business day after the release of material information helps ensure that you are not trading on nonpublic information.
Am I allowed to hold shares in a margin account at a broker or pledge shares as collateral for a loan?
Securities held in a margin account or pledged as collateral for a loan may be sold without notice to you by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. A margin or foreclosure sale that occurs when you are aware of material nonpublic information may, under some circumstances, result in unlawful insider trading. Because of this danger, you should exercise caution in holding Company securities in a margin account or pledging Company securities as collateral for a loan. Talk to your financial adviser or broker about strategies to responsibly manage your margin or stock loan account. Strategies may include keeping the loan amount at levels unlikely to trigger a margin call or sale and continuous monitoring of fluctuations in the stock price and your loan amount for early warnings that can allow you to take appropriate actions to avoid margin calls or sales while in possession of material nonpublic information.
Am I allowed to enter into hedging transactions involving Company stock?
Certain forms of hedging or monetization transactions, such as collars and forward sales contracts, involve the establishment of a short position in the Company’s securities in order to limit or eliminate your potential for profit or loss from a change in the value of the Company’s securities. Such arrangements decouple your interest in such securities from those shared by shareholders generally. Other hedging transactions, such as certain put and call options, also involve the establishment of a short position in the Company’s securities and can limit your ability to control the timing of purchases and sales as stock can be put to you or called from you at times when you are in possession of material nonpublic information. For these reasons, you are prohibited from engaging in any hedging or monetization transactions involving Company securities.
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Do I have to worry about insider trading after I leave employment with Cincinnati?
This Policy continues to apply to your transactions in Company securities even after you have terminated employment or other services to the Company or a subsidiary as follows: if you are aware of material nonpublic information when your employment or service relationship terminates, you may not trade in Company securities until that information has become public or is no longer material.
What do I do if someone from the media or my broker wants to talk to me about the Company’s performance?
Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with securities laws. You should treat all information you learn about the Company or its business plans in connection with your employment as confidential and proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose the Company and you to significant risk of investigation and litigation.
The timing and nature of the Company’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company and its management. Accordingly, responses to inquiries about the Company by the media, investment analysts, stock brokers, bankers, or others in the financial community should be made on the Company’s behalf only through authorized individuals.
Please consult with Corporate Communications, Investor Relations or Corporate Legal, for guidance if you are contacted by media, financial analysts or others in the financial community who seek information about the Company.
You are responsible for making sure your securities transactions follow the law and this Policy.
Ultimate responsibility for compliance with this Policy and avoidance of improper trading rests with you. If you violate this Policy, the Company may take disciplinary action, including termination of your employment.
Who do I call if I have questions about whether it is a good time to buy or sell Company stock or other parts of this Policy?
Your compliance with this policy is important both for you and for the Company. If you have any questions about this policy or its application to any proposed transaction, you may obtain additional guidance from the Office of the Chief Legal Officer. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.
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CINCINNATI FINANCIAL CORPORATION ADDENDUM TO SECURITIES TRADING POLICY PRE-CLEARANCE AND BLACKOUT PROCEDURES
(APPLIES TO DIRECTORS OFFICERS AND DESIGNATED PERSONS)

Effective January 28, 2011
Amended May 6, 2023
To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, the Company’s board of directors has adopted this Addendum to Securities Trading Policy. This Addendum applies to directors, officers and designated individuals of the Company and its subsidiaries. From time to time, the Company may designate other individuals who are subject to this Addendum, and will so notify such individuals. Throughout this Addendum, the words “you” and “your” refer to all such directors, officers and designated individuals.
This Addendum is in addition to and supplements the Company’s Securities Trading Policy.
Directors and executive officers are subject to additional rules for reporting stock transactions and stock gifts within two business days under Section 16 and also to Rule 144 that imposes limitations on timing, volume and manner of sale and notice requirements for sales of Company stock above certain threshold levels. These procedures are covered in correspondence received from the Shareholder Services Department.
Pre-clearance Procedures
You, together with your family members and other members of your household, may not engage in any transaction involving the Company’s securities (including a stock plan transaction such as an option exercise, or a gift, loan, hedge, contribution to a trust or any other transfer) without first obtaining pre-clearance of the transaction from the Office of the Chief Legal Officer. A request for pre-clearance should be submitted no earlier than two business days in advance of the proposed transaction. The Office of the Chief Legal Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the trade. Once written pre-clearance of a transaction has been received from the Office of the Chief Legal Officer, you will have two business days within which to complete the pre-cleared transaction. If the transaction is not completed within two business days, a new request for pre-clearance is required. The Chief Legal Officer may not trade in Company securities unless the Chief Executive Officer or Chief Financial Officer has approved the trade(s) in accordance with the procedures set forth in this Addendum.
Blackout Procedures
Quarterly Blackout Periods. The Company’s announcement of its quarterly financial results always has the potential to have a material effect on the market for the Company’s securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, you may not trade in or make gifts of the Company’s securities during the blackout period of approximately six weeks before the company discloses its earnings. This period begins the 15th day of the last month of the quarter and ends at the close of business on the day that the Company issues its news release announcing earnings for that quarter.
Interim Earnings Guidance and Event-Specific Blackouts. The Company may on occasion issue interim earnings guidance or other potentially material information by means of a news release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trading will be blacked out while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.
From time to time, an event may occur that is material to the Company and is known by only a few directors or executives. So long as the event remains material and nonpublic, the persons who are aware of the event may not trade in the company’s securities as follows. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Company’s securities during an event-specific blackout, the Office of the Chief Legal Officer will inform the requesting person of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Office of the Chief Legal Officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.
You may also be subject to event-specific blackouts pursuant to the SEC’s Regulation Blackout Trading Restriction, which prohibits certain sales and other transfers by insiders during certain pension and retirement plan blackout periods. The Company will notify you in advance when such blackout periods are scheduled to occur.
Even if a blackout period is not in effect, you may not trade in Company securities if you are aware of material nonpublic information about the Company.
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Exception for Approved 10b5-1 Plans
Your trades in the company’s securities that are executed pursuant to an approved 10b5-1 plan are not subject to the prohibition on trading on the basis of material nonpublic information contained in the Securities Trading Policy or to the restrictions set forth above relating to pre-clearance procedures and blackout periods.
Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a 10b5-1 plan must be entered into before you are aware of material nonpublic information. Once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party.
The Company requires that all 10b5-1 plans be approved in writing in advance by the Office of the Chief Legal Officer. 10b5-1 plans generally may not be adopted during a blackout period and may only be adopted when the person adopting the plan is not aware of material nonpublic information.
Post-Termination Transactions
If you are aware of material nonpublic information when you terminate employment or services, you may not trade in Company securities until that information has become public or is no longer material. In all other respects, the procedures set forth in this Addendum will cease to apply to your transactions in Company securities upon the expiration of any blackout period that is applicable to your transactions at the time of your termination of employment or services.
Verification of Compliance
From time to time, the Company may ask you to provide written evidence of your transactions in Company stock in order to verify overall compliance with this policy. If you receive such a request, you should follow the instructions and respond promptly.
Company Assistance
Your compliance with this Addendum and the Company’s Securities Trading Policy is of the utmost importance both for you and for the Company. If you have any questions about this Addendum, the Securities Trading Policy, or their application to any proposed transaction, you may obtain additional guidance from the Office of the Chief Legal Officer.
Certification
From time to time, you must certify your understanding of, and intent to comply with, the Company’s Securities Trading Policy and this Addendum. You will receive certification requests from the Office of the Chief Legal Officer.
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